Exhibit 99.1

Skillful Craftsman Announces the Establishment of New Subsidiary in Singapore to Facilitate its

Global Business Development of Vocational Education

WUXI, China, March 30, 2023 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Limited (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced the establishment of a wholly-owned subsidiary in Singapore, LE FIRST SKILLAND PTE. LTD. ("LFS"), to facilitate the Company’s global business development of vocational education.

Through the establishment of LFS, the Company expects to integrate Singapore's vocational skills standards into the development of skilled workers in vast labor-intensive countries, to meet the urgent demand for skilled workers in developed countries with aging populations. Meanwhile, LFS is also expected to advance vocational education and increase the income of people in underdeveloped areas, thereby fulfilling the Company’s mission to promote social development.

Mr. Bill Fu, Co-CEO of Skillful Craftsman, commented, “Our strategy for the next few years is to become an influential vocational training and service platform in the Asia-Pacific region. Singapore is one of the most developed economies in the region and where Chinese and Western civilizations converge. The Company chose to establish LFS in Singapore as the Company’s operation center for global business development. The Company decided to prioritize the training of professional nursing staff after consulting with business partners in Singapore. Singapore currently needs to bring in 2,000 professional nurses annually, along with more elderly care and home care workers. The closed loop of nursing professional education, job dispatch and life services is expected to generate substantial revenue for the Company. Additionally, developed countries in the Asia-Pacific region and the Middle East are also facing a significant shortage of nursing staff, creating a promising market. We plan to achieve the standardization of professional skills training, the systemization of talent cycle management and the humanization of life services for talents in the future. We believe that the establishment of LFS will enable Skillful Craftsman to gain a real foothold in the global vocational education market, strengthen the brand recognition and ultimately create long-term value for investors.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: http://ir.kingwayup.com/.

Safe Harbor Statement

This report contains "forward-looking statements" for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 representing our beliefs, projections and predictions about future events. All statements other than statements of historical fact are "forward-looking statements." Words such as "may," "will," "should," "could," "would," "predicts," "potential," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in the future tense, identify forward-looking statements. Forward-looking statements are based on information available at the time those statements are made and on the management's belief as of that time with respect to future events. These statements are subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times by which, or whether, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media inquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com